Exhibit 99.1

New Oriental Announces Results for the First Fiscal Quarter Ended August 31, 2020

BEIJING, Oct. 13, 2020 /PRNewswire/ — New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the first fiscal quarter ended August 31, 2020, which is the first quarter of New Oriental’s fiscal year 2021.

Financial Highlights for the First Fiscal Quarter Ended August 31, 2020

•	Total net revenues decreased by 8.0% year-over-year to US$986.4 million for the first fiscal quarter of 2021.

•	Operating income decreased by 38.9% year-over-year to US$150.3 million for the first fiscal quarter of 2021.

•	Net income attributable to New Oriental decreased by 16.4% year-over-year to US$ 174.7million for the first fiscal quarter of 2021.

Key Financial Results

(in thousands US$, except per ADS(1) data)	1Q FY2021	1Q FY2020	% of change
Net revenues	986,366	1,071,777	-8.0%
Operating income	150,305	246,196	-38.9%
Non-GAAP operating income (2)(3)	166,138	257,216	-35.4%
Net income attributable to New Oriental	174,652	208,990	-16.4%
Non-GAAP net income attributable to New Oriental (2)(3)	184,526	230,162	-19.8%
Net income per ADS attributable to New Oriental - basic	1.10	1.32	-16.8%
Net income per ADS attributable to New Oriental - diluted	1.09	1.31	-16.5%
Non-GAAP net income per ADS attributable to New Oriental - basic(3)(4)	1.16	1.45	-20.2%
Non-GAAP net income per ADS attributable to New Oriental - diluted(3)(4)	1.15	1.44	-19.9%

(1)	Each ADS represents one common share.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)

New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses and loss / gain from fair value change of long-term investments to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)	The Non-GAAP net income per ADS is computed using Non-GAAP net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the First Fiscal Quarter Ended August 31, 2020

•	Total student enrollments in academic subjects tutoring and test preparation courses increased by 13.5% year-over-year to approximately 2,961,100 for the first fiscal quarter of 2021.

•

The total number of schools and learning centers was 1,472 as of August 31, 2020, an increase of 211 compared to 1,261 as of August 31, 2019, and an increase of 7 compared to 1,465 as of May 31, 2020. The total number of schools was 112 as of August 31, 2020.

Michael Yu, New Oriental’s Executive Chairman, commented, “COVID-19 outbreak continues to raise hurdles for businesses across the globe, and inevitably affect our business operations and financial condition for the first quarter of fiscal year 2021. However, we are pleased to report a set of encouraging results. Net revenue for the first quarter was down 8.0% year over year, which is better than what we guided in the previous quarter. The slight decrease was mainly due to the delayed enrollment for summer and autumn classes and the shortening of summer holiday in many major cities by one to two weeks this year, as well as the delayed resumption of offline operation in certain cities, such as Beijing. As the pandemic gradually fades in China, positive signs of recovery have started to emerge across our business lines with significant jump in student enrollments. Our key growth driver, K-12 all-subjects after-school tutoring business, achieved year-over-year revenue growth of approximately 8%. U-Can middle and high school all-subjects after-school tutoring business grew by approximately 9%, while our POP Kids program recorded a growth of approximately 4%. Overseas related businesses, continued face the most difficult challenges due to the cancellation of overseas exams and restrictions on travels. The overseas test preparation business and the overseas consulting and study tour business declined by approximately 51% and 31% respectively.”

Mr. Yu continued, “Most of the schools in China have resumed face-to face classes since end of September, hence we have also gradually resumed our offline operation in all cities that we operate in, including Beijing. We are glad to have seen significant pick-up in the year-over-year trend of student enrollments and cash proceeds from students for the autumn semester, which is a positive sign of recovery. Looking ahead, we believe that our financial performance will bottom out starting from the second fiscal quarter. As one of the market leaders in China, we are confident that our continued improved services and best-in-class learning experience would enable us to capture more market share and deliver long-term value for our shareholders.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “We expect the industry will undergo a wave of market consolidation once the pandemic fades away. We remain committed to ramp up our expansion effort to get prepared for further taking market share from other players post-COVID. During this quarter, we opened seven new offline training schools in new cities. The total square meters of classroom area by the end of this quarter increased approximately 23% year-over-year, and 1% quarter-over-quarter. I’d also like to take this opportunity to highlight we have completed a highly successful summer promotion campaign, targeting grade seven secondary school and grade three primary school student customers before they start their new school year. Despite the challenges of a shortened summer holiday, we are delighted to see the total promotion enrollments reached 1,079,000, a 31% increase year-over-year, accompanied by improved student retention year-over-year. Student enrollments for K-12 after-school tutoring business during the quarter increase by 21% year-over-year. At the same time, we have also placed more focus on executing our OMO (online merging offline) strategy, which enables our service to virtually reach a broader pool of students in existing cities and the surrounding satellite cities. In the summer quarter, we piloted the OMO online courses in around 20 existing cities and attracted a promising number of new customers. We believe these OMO initiatives will effectively boost enrollments and speed up the recovery of businesses in the rest of the year. Last but not least, our pure online education platform, Koolearn.com have also invested more resources in upgrading their APP and online platforms, enhancing the overall in-class learning experience and developing the teacher training system.”

Stephen Zhihui Yang, New Oriental’s Chief Financial Officer, commented, “Despite our topline faced a bigger pressure this quarter due to the impact caused by COVID-19, our margin has improved comparing with the previous quarter. Our Non-GAAP operating margin for the quarter was 16.8%, down 720 basis points year-over-year, and Non-GAAP net margin for the quarter was 18.7%, down 280 basis points year-over-year. In order to minimize the negative impact to our bottom line, we actively adjusted our operational strategy and made more efforts on cost control and reducing expenditures, especially for business lines facing bigger negative impact in the near term. We believe that our continuous efforts will prepare us to achieve a better margin recovery in the rest of the year.”

Financial Results for the First Fiscal Quarter Ended August 31, 2020

Net Revenues

For the first fiscal quarter of 2021, New Oriental reported net revenues of US$986.4 million, representing an 8.0% decrease year-over-year. Net revenues from educational programs and services for the first fiscal quarter were US$935.6 million, representing a 6.1% decrease year-over-year.

Total student enrollments in academic subjects tutoring and test preparation courses in the first fiscal quarter of 2021 increased by 13.5% year-over-year to approximately 2,961,100. The lower-than-normal increase in the number of student enrollments is primarily due to the delayed enrollment for summer and autumn classes and the shortening of summer holiday in many major cities by one to two weeks this year, as well as the delayed resumption of offline operation in cities such as Beijing due to the re-emergence of COVID-19 cases before the summer holiday.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$836.1 million, representing a 1.3% increase year-over-year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$820.2 million, representing a 0.7% increase year-over-year.

•

Cost of revenues increased by 5.6% year-over-year to US$464.9 million, primarily due to increases in teachers’ compensation and higher rental costs for the increased number of schools and learning centers in operation.

•

Selling and marketing expenses increased by 15.5% year-over-year to US$116.9 million, primarily due to the addition of a number of customer service representatives and marketing staff with the aim of capturing the new market opportunity during the COVID-19 period, especially for new initiatives in K-12 tutoring on our pure online education platform, Koolearn.com.

•

General and administrative expenses for the quarter decreased by 10.5% year-over-year to US$254.3 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$242.6 million, representing an 11.3% decrease year-over-year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 43.7% year-over-year to US$15.8 million in the first fiscal quarter of 2021.

Operating Income and Operating Margin

Operating income was US$150.3 million, representing a 38.9% decrease year-over-year. Non-GAAP income from operations for the quarter was US$166.1 million, representing a 35.4% decrease year-over-year.

Operating margin for the quarter was 15.2%, compared to 23.0% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 16.8%, compared to 24.0% in the same period of the prior fiscal year.

Net Income and EPS

Net income attributable to New Oriental for the quarter was US$174.7 million, representing a 16.4% decrease from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$1.10 and US$1.09, respectively.

Non-GAAP Net Income and Non-GAAP EPS

Non-GAAP net income attributable to New Oriental for the quarter was US$184.5 million, representing a 19.8% decrease from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$1.16 and US$1.15, respectively.

Cash Flow

Net operating cash flow for the first fiscal quarter of 2021 was approximately US$391.6 million. Capital expenditures for the quarter were US$95.2 million, which were primarily attributable to opening of 42 facilities and renovations at existing learning centers.

Balance Sheet

As of August 31, 2020, New Oriental had cash and cash equivalents of US$1,047.6 million, as compared to US$915.1 million as of May 31, 2020. In addition, the Company had US$291.8 million in term deposits and US$2,778.4 million in short-term investment.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the first quarter of fiscal year 2021 was US$1,563.1 million, an increase of 17.5% as compared to US$1,330.7 million at the end of the first quarter of fiscal year 2020.

Outlook for Second Quarter of Fiscal Year 2021

New Oriental expects total net revenues in the second quarter of fiscal year 2021 (September 1, 2020 to November 30, 2020) to be in the range of US$863.7 million to US$887.3 million, representing year-over-year growth in the range of 10% to 13%.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on October 13, 2020, U.S. Eastern Time (8 PM on October 13, 2020, Beijing/Hong Kong Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique registrant ID.

Conference call registration link: https://apac.directeventreg.com/registration/event/4398419. It will automatically direct you to the registration page of “New Oriental First Fiscal Quarter 2021 Earnings Conference Call” where you may fill in your details for RSVP. If it requires you to enter a participant conference ID, please enter “4398419”.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s), direct event passcode and registrant ID) provided in the confirmation email received at the point of registering.

A replay of the conference call may be accessed by phone at the following number until October 13, 2020:

International:    +61 2 8199 0299

Passcode:          4398419

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings consist of K-12 after-school tutoring, test preparation, language training for adults, pre-school education, primary and secondary school education, education materials and distribution, online education, and other services. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter of fiscal year 2021, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments, operating income excluding share-based compensation expenses, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and gain / (loss) from fair value change of long-term investments that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge and gain / (loss) from fair value change of long-term investments that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts For investor and media inquiries, please contact:

Ms. Rita Fong	Ms. Sisi Zhao
FTI Consulting	New Oriental Education & Technology Group Inc.
Tel: +852 3768 4548	Tel: +86-10-6260-5568
Email: rita.fong@fticonsulting.com	Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of August 31	As of May 31
	2020	2020
	(Unaudited)	(Audited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	1,047,605	915,057
Term deposits	291,762	284,793
Short-term investments	2,778,408	2,318,280
Accounts receivable, net	4,939	4,178
Inventory, net	31,093	31,324
Prepaid expenses and other current assets, net	201,298	199,404
Amounts due from related parties, current	29,320	3,384

Total current assets	4,384,425	3,756,420

Restricted cash, non-current	4,874	4,367
Property and equipment, net	743,813	672,455
Land use rights, net	6,249	6,037
Amounts due from related parties, non-current	22,995	22,709
Long-term deposits	65,122	62,116
Intangible assets, net	11,010	10,246
Goodwill, net	90,225	80,366
Long-term investments, net	434,756	431,101
Deferred tax assets, non-current, net	49,085	63,324
Right-of-use assets	1,487,164	1,425,466
Other non-current assets	29,547	22,278

Total assets	7,329,265	6,556,885

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to New Oriental of US$31,658 and US$32,112 as of May 31, 2020 and August 31, 2020, respectively)	34,432	33,147
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to New Oriental of US$581,576 and US$586,817 as of May 31, 2020 and August 31, 2020, respectively)	630,622	634,619
Income taxes payable (including income tax payable of the consolidated variable interest entities without recourse to New Oriental of US$87,331 and US$128,710 as of May 31, 2020 and August 31, 2020, respectively)	135,741	101,385
Amounts due to related parties (including amounts due to related parties of the consolidated variable interest entities without recourse to New Oriental of US$1,590 and US$1,817 as of May 31, 2020 and August 31, 2020, respectively)	1,817	1,590
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to New Oriental of US$1,317,645 and US$1,558,757 as of May 31, 2020 and August 31, 2020, respectively)	1,563,138	1,324,384
Operating lease liability-current (including operating lease liabilities-current of the consolidated variable interest entities without recourse to New Oriental of US$376,177 and US$397,735 as of May 31, 2020 and August 31, 2020, respectively)	411,608	384,239

Total current liabilities	2,777,358	2,479,364

Deferred tax liabilities, non-current (including deferred tax liabilities of the consolidated variable interest entities without recourse to New Oriental of US$12,392 and US$13,236 as of May 31, 2020 and August 31, 2020, respectively)	13,348	11,906
Long term loan (including Long term loan of the consolidated variable interest entities without recourse to New Oriental of nil and nil as of May 31, 2020 and August 31, 2020, respectively)	—	117,881
Unsecured senior notes (including unsecured senior notes of the consolidated variable interest entities without recourse to the New Oriental of nil and nil as of May 31, 2020 and August 31, 2020, respectively)	298,226	—
Operating lease liabilities (including operating lease liabilities of the consolidated variable interest entities without recourse to New Oriental of US$1,054,149 and US$1,059,956 as of May 31, 2020 and August 31, 2020, respectively)	1,091,258	1,077,923

Total long-term liabilities	1,402,832	1,207,710

Total liabilities	4,180,190	3,687,074

Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	3,025,064	2,733,295
Non-controlling interests	124,011	136,516

Total equity	3,149,075	2,869,811

Total liabilities and equity	7,329,265	6,556,885

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2020	2019
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	986,366	1,071,777

Operating cost and expenses (note 1)
Cost of revenues	464,866	440,229
Selling and marketing	116,883	101,193
General and administrative	254,312	284,159

Total operating cost and expenses	836,061	825,581

Operating income	150,305	246,196

Gain (Loss) from fair value change of long-term investments	1,246	(11,282)

Other income, net	61,572	19,953
Provision for income taxes	(59,122)	(50,836)
Loss from equity method investments	(3,167)	(803)
Net income	150,834	203,228

Add: Net loss attributable to non-controlling interests	23,818	5,762

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	174,652	208,990

Net income per common share / ADS
- Basic	1.10	1.32
- Diluted	1.09	1.31

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2020	2019
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	254,312	284,159
Less: Share-based compensation expenses in general and administrative expenses	11,753	10,619

Non-GAAP general and administrative expenses	242,559	273,540

Total operating cost and expenses	836,061	825,581
Less: Share-based compensation expenses	15,833	11,020

Non-GAAP operating cost and expenses	820,228	814,561

Operating income	150,305	246,196
Add: Share-based compensation expenses	15,833	11,020

Non-GAAP operating income(loss)	166,138	257,216

Operating margin	15.2%	23.0%
Non-GAAP operating margin	16.8%	24.0%
Net income attributable to New Oriental	174,652	208,990
Add: Share-based compensation expenses	11,120	9,890
Less: Gain (loss) from fair value change of long-term investments	1,246	(11,282)

Non-GAAP net income attributable to New Oriental	184,526	230,162

Net income per ADS attributable to New Oriental- Basic (note 2)	1.10	1.32
Net income per ADS attributable to New Oriental- Diluted (note 2)	1.09	1.31
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	1.16	1.45
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	1.15	1.44
Weighted average shares used in calculating basic net income per ADS (note 2)	158,930,841	158,246,454
Weighted average shares used in calculating diluted net income per ADS (note 2)	159,769,635	159,667,569
Non-GAAP income per share - basic	1.16	1.45
Non-GAAP income per share - diluted	1.15	1.44

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended August 31
	2020	2019
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	1,483	36
Selling and marketing	2,597	365
General and administrative	11,753	10,619

Total	15,833	11,020

Note 2: Each ADS represents one common share.